Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824


June 17, 2009

Terence O'Brien, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0404
RE: Acme United Corporation


Dear Mr. O'Brien:


This letter is in response to your letter dated June 4, 2009. Each of your comments accompanied by our response is provided below.


     1. Your response to comment 4 indicates that you do not disclose the provision for customer rebates for competitive reasons. We note that there was a 10% decrease in your liability for vendor rebates during 2008 that represents 6% of 2008 net income. Please revise future filings to disclose in detail the reasons for any significant changes in your liability balance as well as to discuss the impact this activity has had on operations and cash flows. Given the significant change in the liability balance during 2008, this information would enhance a reader's understanding of you incentive program and its overall impact to your financial statements without jeopardizing your business competitively.


          Response
          --------

          We note your comment and will revise our disclosure in future filings to discuss the reasons for any significant changes in your liability balance as well as to discuss the impact this activity has had on operations and cash flows.


     2. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedure "...were effective and sufficient to ensure that we record, process, summarize and report information required to be disclosed by us in our periodic reports filed under the Securities and Exchange Commission's rules and forms." This is an incomplete definition of disclosure controls and procedure per Rules 13a-15(e) and 15d-15(c) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise in future filings, please simply conclude that you disclosure controls and procedures are effective or ineffective, whichever the case may be.


          Response
          --------

          We note your comment and will revise our disclosure in future filings to state that our disclosure controls and procedures are effective or ineffective, whichever the case may be.